January 27, 2011	Standard & Poor’s Listed
For Immediate Release	SEC 20-F Statement Filed

NEWS RELEASE

GREAT PANTHER EXTENDS GUANAJUATITO SILVER-GOLD ZONES TO DEPTH

GREAT PANTHER SILVER LIMITED (TSX: GPR; the “Company”) is pleased to announce the discovery of deeper mineralized silver-gold zones at the Guanajuatito Mine at the northwest end of the Guanajuato Mine Complex. The deep drilling program is being conducted at 25-50 metre intervals from several drill stations on the Guanajuatito Mine cross-cut, located on the 100 metre level. The drilling program has been successful in extending silver-gold mineralization below the current level of mining on the 80 metre level, down to the 245 metre level. The new mineralization has been defined over a strike length of approximately 100 metres and for an additional 150 metres vertically. Highlights from 21 drill holes completed in 2010 plus several earlier drill holes in the deeper (below the 80 metre level) portions of Guanajuatito are listed below. A more complete listing of results and a longitudinal section showing the drill holes have been added to the Company website.

Using information from mining the upper levels and the new drilling, two mineralized zones are interpreted from the data - the Veta Madre zone, and a slightly deeper Footwall zone. Typically, the mineralized portion of the zones pinches and swells with true widths varying from less than one metre to 4.6 metres. Typifying the above observations are Veta Madre intersections for UGG10-008 that intersected 8.52g/t gold and 1,300g/t silver over a true width of 0.61 metres, and UGG10-009 that intersected 0.87g/t gold and 241g/t silver over a true width of 3.59 metres. The best and deepest (245 level) Footwall zone intersection returned 2.77g/t gold and 839g/t silver over a true width of 1.72 metres in UGG10-021.

Drilling is being conducted from drill stations in a hanging wall cross-cut on the 100 metre level. Modeling of the structures is presently being completed and ramp access has intersected the Veta Madre on the 120 metre level. Future plans call for a hanging wall exploration drive sublevel to be driven both northwest and southeast to accommodate additional drill stations at 50 metre intervals to test the mineralized zones in the Guanajuatito Mine area from the 100 metre level down to the 390 metre level (approximately 400 metres down dip), and along 500 metres of strike.

Andrew Sharp, Guanajuato Mine Manager stated, “Ore development on the 120 level is underway and the provision of ventilation for the first ore level is a priority. Once this commences, ramp development to subsequent stope levels for future production will re-commence. Given the good exploration results to date, further exploration potential along strike and the advancing ramp depth, additional capital has been committed in the form of a deeper electrical distribution network.”

The Guanajuatito Mine was the first area at Guanajuato to be drilled by Great Panther in 2005 and one of the first to commence mining. While the upper levels (from the +20 metre level down to the 80 metre level) were drilled from surface, and subsequently mined out (76,668 tonnes at 254g/t Ag and 1.69g/t Au, for 876,000 Ag eq oz using a 60:1 silver:gold ratio), this zone was never included in any NI 43-101 compliant resource. The new drilling on the deeper levels will, however, be brought into the Company’s next resource update later this year.

Highlights of Deep Guanajuatito Drill Holes

Hole Number	From (m)	To (m)	Width (m)	True Width (m)	Au (g/t)	Ag (g/t)	Zone
UG09-084P	1.8	7.9	5.8	4.1	2.36	429	VM
UG09-080	29.0	31.7	2.7	1.74	1.01	175	VM
SG08-070	247.5	249.24	1.74	1.22	0.46	100	VM
UGG10-001	28.5	30.4	1.9	1.8	1.28	115	VM
UGG10-002	32.5	35.05	2.55	2.4	1.87	455	FW
UGG10-003	45.25	49.6	4.35	2.8	0.46	307	FW
UGG10-005	109.15	111.65	2.5	2.17	1.22	194	FW
UGG10-006	88	90.5	2.5	2.49	0.44	140	FW
UGG10-008	102.95	103.65	0.7	0.61	8.52	1300	VM
UGG10-009	147.95	151.55	3.6	3.59	0.87	241	VM
UGG10-009	154.3	156.15	1.85	1.84	1.72	377	FW
UGG10-012	41.5	42.05	0.55	0.55	2.51	558	VM
UGG10-017	87.8	91.4	3.6	3.58	1.03	194	VM
UGG10-019	146.7	151.3	4.6	4.44	1.17	274	VM
UGG10-021	168.2	170.1	1.9	1.72	2.27	839	FW

VM: Veta Madre zone; FW: Footwall zone.

Robert F. Brown, P. Eng. and Vice President of Exploration for the Company is the Qualified Person for the Guanajuato Mine, under the meaning of NI 43-101. A full QA/QC program is being followed including the regular insertion of splits, blanks, and standards into the core sampling sequence. Analysis of the drill core samples will be conducted at the Guanajuato Mine on-site laboratory, independently operated by SGS.

For further information, please visit the Company’s website at www.greatpanther.com, contact B&D
Capital at telephone 604 685 6465, fax 604 899 4303 or e-mail info@greatpanther.com.

ON BEHALF OF THE BOARD

“Robert A. Archer”

Robert A. Archer, President & CEO

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of the Securities Act (Ontario) (together, “forward-looking statements”). Such forward-looking statements may include but are not limited to the Company’s plans for production at its Guanajuato and Topia Mines in Mexico, exploring its other properties in Mexico, the overall economic potential of its properties, the availability of adequate financing and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political risks involving the Company’s operations in a foreign jurisdiction, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations, changes in project parameters as plans continue to be refined, the inability or failure to obtain adequate financing on a timely basis, and other risks and uncertainties, including those described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2009 and reports on Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov and Material Change Reports filed with the Canadian Securities Administrators and available at www.sedar.com.